SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 15 July 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)

European Commission approves Bank of Ireland's Restructuring Plan

15 July 2010

Bank of Ireland welcomes the decision by the European Commission today that the College of Commissioners has given final approval under the State Aid rules to Bank of Ireland's Restructuring Plan.  Having assessed the State Aid and Bank of Ireland's Restructuring Plan, the European Commission is satisfied that the aid measures and the Restructuring Plan are in line with the European Commission's communications on State Aid to the financial services industry and as such are compatible with EU rules on State Aid.

The commitments required to be given by Bank of Ireland are as previously anticipated in the RNS Announcement of 16 April 2010 (attached) and repeated in the Circular posted to Bank of Ireland shareholders on 26 April 2010.

Ends.

For further information please contact:

John O'Donovan	Andrew Keating	Dan Loughrey
Group Chief Financial Officer	Director of Group Finance	Head of Communications
Tel: +353 (0) 76 623 4703	Tel: + 353 1 637 8141	Tel: + 353 (0) 76 623 4770

The Governor and Company of the Bank of Ireland (The Bank of Ireland)

Update on discussions with the European Commission in relation to EU Restructuring Plan

16 April 2010

Background

The Bank of Ireland is providing an update on the progress of our negotiations with the European Commission (EC) in relation to the EU Restructuring Plan submitted to the European Commission on 30 September 2009. Richie Boucher, Group Chief Executive, and John O'Donovan, Group Chief Financial Officer, will host a conference call today, 16 April 2010 at 9.30am BST. The conference call details are outlined at the end of this statement.

Introduction

The investment in Bank of Ireland 2009 Preference Stock by the National Pension Reserve Fund Commission (NPRFC) in March 2009, and the Bank's participation in the National Asset Management Agency, confirmed by the Minister for Finance in February 2010 are the subject of an ongoing review by the EC under EU State aid rules. This review also encompasses the potential conversion by the State of part of its 2009 Preference Stock and the re-purchase of all of the warrants issued in conjunction with the 2009 Preference Stock referred to in the statement made by Bank of Ireland on 31 March 2010 in response to the Financial Regulator's capital assessment review. As part of the EC review, a restructuring plan was prepared by the Bank and submitted by the Irish Government to the European Commission on 30 September 2009. Any such plan is required to contain measures to address an appropriate level of burden-sharing by the Bank's Stockholders and bondholders and to limit any competition distortions resulting from any State aid received by the Bank as well as an assessment of the long-term viability of the Bank.

The European Commission will require the Bank to effect certain structural and behavioural measures. Accordingly, over the last number of months, the Bank through the Department of Finance has been involved in detailed negotiations with the European Commission in relation to the terms of the EU Restructuring Plan.

The Bank of Ireland expects the decision regarding the approval of the proposed measures, including the final terms of the EU Restructuring Plan, will be taken by the European Commission by mid-2010. Therefore, at this stage, there can be no certainty as to the outcome of the State aid proceedings and the content of the final EU Restructuring Plan. However, the Bank expects, based on the current status of its negotiations through the Department of Finance with the European Commission that the final EU Restructuring Plan is likely to consist of the following key elements:

Business Disposals

The Bank will commit to dispose of the following businesses, which are briefly described below:

New Ireland Assurance Company plc

▪ New Ireland is a manufacturer of pension, life assurance and related products for individuals and SMEs.

▪ New Ireland had approximately €12 billion life assets (primarily unit-linked) at 31 December 2009.

▪ New Ireland distributes product through approximately 1,600 registered brokers and approximately 180 direct salespersons and through the Bank of Ireland network with these distribution channels having an aggregate 19% share of new business within the Republic of Ireland.

Following disposal, the Bank will continue to distribute, but not manufacture, pension, life assurance and related products for individuals and SMEs.

Bank of Ireland Asset Management Ltd. (BIAM)

•              Investment management business headquartered in Dublin.

•              Manages balanced and specialist mandates on behalf of institutional clients (including the Bank).

•              €25 billion assets under management at 31 December 2009.

ICS Building Society

•           Irish intermediary sourced mortgage business.

•           Distribution platform and ICS brand.

•           Mortgage loans of approximately €7 billion (of which the Bank will commit to sell a minimum of €2 billion) and deposits of €4 billion outstanding at 31 December 2009.

Other Disposals

•           The Bank will also agree to sell FCE (its US foreign exchange businesses) and its stakes in Paul Capital (asset management) and the Irish Credit Bureau.

Historical Financial impact on Bank of Ireland -  business disposals

The assets and liabilities, and the associated income and expenses, of the businesses to be divested cannot be determined with precision until nearer the date of sale. However, the Bank estimates that, as at 31 December 2009, the businesses to be divested comprised approximately €7 billion of lending and €4 billion of deposits and, on this basis, approximately €0.9 billion of Risk Weighted Assets. For the 9 month period ended 31 December 2009, the Bank estimates that the businesses to be divested generated underlying total income of approximately €200 million, generated underlying operating profit (before impairment charges) of approximately €90 million, and contributed approximately €40 million of underlying profit before tax to the Bank.

Loan Portfolios Wind-Down/Sale

•              As per the Bank's announcement of 8 January 2009, the Bank is winding down its UK intermediary sourced mortgage portfolio and also certain discontinued international corporate lending portfolios (comprising approximately 25% of customer lending (including assets held for sale to NAMA) at 31 December 2009). This wind-down forms part of the Bank's EU Restructuring Plan. The Bank will also attempt to accelerate the wind-down of these portfolios by way of sale, but will not have an obligation to sell these portfolios at less than book value.

•              If the Bank has not run down or sold its UK intermediary mortgage book  to below an agreed level it will commit to meet the following target from 31 December 2013:

Historical Financial  impact on Bank of Ireland - wind-down assets

The Bank estimates that, as at 31 December 2009, the loan portfolios to be wound down comprised approximately €34 billion of lending and approximately €6 billion of Risk Weighted Assets. For the 9 month period ended 31 December 2009, the Bank estimates that the loan portfolios to be wound down generated total income of approximately €190 million, generated underlying operating profit (before impairment charges) of approximately €145 million, and contributed approximately €60 million of underlying profit before tax to the Bank.

Behavioural Commitments

Certain behavioural commitments, including:

•              The Bank will make available a service package to other banks and financial institutions comprising a range of clearing and related operational services on a cost recovery basis;

•              The Bank will also facilitate customer mobility by undertaking certain direct mailings of qualifying third party financial product offerings to the Bank's customer base;

•              A commitment from the Bank not to make discretionary payments of coupons or to exercise voluntary call options on hybrid capital securities from 1 February 2010 to 31 January 2011;

•              A commitment from the Bank not to pay dividends on Ordinary Stock until the earlier of (i) 30 September 2012; or (ii) 2009 Preference Stock is redeemed or no longer owned by the State through the NPRFC or otherwise; and

•              A commitment from the Bank not to make any material acquisitions

Implementation

These measures will be required to be implemented over various time-frames between now and December 2014.

The implementation of the final EU Restructuring Plan may also require various external approvals.

Conclusion

The Directors believe that the anticipated final EU Restructuring Plan, the key elements of which are  described above, is sufficient to obtain approval from the European Commission for all State aid the Bank has received including as a result of: (i) the NPRFC Investment; (ii) the Bank's participation in NAMA; and (iii) the potential conversion by the State of part of its 2009 Preference Stock and the re-purchase of all of the warrants issued in conjunction with the 2009 Preference Stock referred to in the statement made by Bank of Ireland on 31 March 2010 in response to the Financial Regulator's capital assessment review.

On the basis of the impact indicated by the historical financial information set out above the directors do not expect that an EU Restructuring Plan, the key elements of which are described above, would be materially detrimental to the long term interests of the Bank.

Ends.

CONFERENCE CALL

Bank of Ireland will host a conference call today, 16 April 2010 at 9.30am BST.

Participants are requested to dial in to the call 15 minutes before the conference call start time.

Conference call dial-in details
Ireland Free Call:	1800 932 440
Ireland Local Call:	+ 353 (0) 1 506 0153
United Kingdom/International:	+ 44 (0) 1452 589 160
Conference call identity number:	69735087
Replay facility available 30 minutes after the conference call concludes.
International dial-in:	+44 (0) 1452 55 0000	Access code: 69735087#
In addition, a recording of the call will be available from 2.00pm today on our website: www.bankofireland.ie/investor

For further information please contact:

John O'Donovan	Andrew Keating	Geraldine Deighan	Dan Loughrey
Group Chief Financial Officer	Director of Group Finance	Head of Group Investor Relations	Head of Communications
Tel: +353 (0) 766 23 4703	Tel: + 353 1 604 3509	Tel: + 353 (0) 766 23 4729	Tel: + 353 (0) 766 23 4770

Forward Looking Statement

This document contains certain forward looking statements within the meaning of Section 21E of the US  Securities  Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, projected impairment losses, capital ratios, margins, future payment of dividends, the outcome of the current review of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 15 July 2010